Room 4561
Via fax (724) 514-9699

June 17, 2008

James E. Cashman III
President and Chief Executive Officer
Synnex Corporation
275 Technology Drive
Canonsburg, PA 15317

> Re: **Ansys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File no. 0-20853**

Dear Mr. Cashman:

We have reviewed your response to your letter dated June 2, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 21, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Revenue Recognition, page 49

Note 2. Summary of Significant Accounting Policies

1.   We note your response to our prior comment 7 and your proposed revised disclosures regarding the Company's accounting for service revenues. Please revise your disclosures further to include a discussion of the methods used in applying the proportional performance method (i.e. output and input-based estimates); how such estimates are determined and the types of arrangements where each estimate is applied as discussed in your response.

Other

2.   We note your disclosures in the Company's response letter where your legal counsel indicates that "the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and the Company may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States." Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief